

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

<u>Via E-mail</u>
Mr. John L. Miclot
President and Chief Executive Officer
Tengion, Inc.
3929 Westpoint Blvd., Suite G
Winston-Salem, NC 27103

Re: **Tengion, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012 and amended April 24, 2012 and January 9, 2013
File No. 001-34688

Dear Mr. Miclot:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Gus Rodriguez

                    Gus Rodriguez
                    Accounting Branch Chief